US DATAWORKS, INC.

One Sugar Creek Center Blvd.; Fifth Floor

Sugar Land, Texas 77478

May 14, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	US Dataworks Inc. (the “Company”)

Registration Statement on Form S-3 filed November 19, 2009, as amended by Amendment No. 1 on Form S-3 filed December 31, 2009 and Amendment No. 2 on Form S-3 filed January 7, 2010 (File No. 333-163216) (the “Registration Statement”)

Please be advised that US Dataworks, Inc. (the “Company”) hereby requests withdrawal of the above-referenced Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on November 19, 2009 and was declared effective on January 11, 2010. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of the Registration Statement.

Very truly yours,

/s/ Charles E. Ramsey

Name: Charles E. Ramsey

Title: Chief Executive Officer